September 10, 2012

VIA E-MAIL

Mr. John Reynolds

Assistant Director, Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. U.S.A.

20549

Dear Mr. Reynolds:

Re:	Denison Mines Corp.

Form 40-F for Fiscal Year Ended December 31, 2011

Filed March 29, 2012

Response Letter Dated August 30, 2012

File No. 001-133414

Thank you for your letter of September 4, 2012 in which you provide comments regarding Denison’s response to your letter containing comments on the Form 40-F of Denison Mines Corp. (“Denison”) for the fiscal year ended December 31, 2011 and filed on March 29, 2012 (the “Form 40-F”).

In response to your comment, Denison hereby confirms that in future filings the estimated mining and processing costs and estimated metal recovery assumptions used to determine the cut-off grade for each of Denison’s properties will be disclosed. In the case where industry standards are used, Denison will also disclose an explanation of the standard and the applicability to the appropriate mineralized materials.

In connection with this response to your comments, Denison acknowledges that: (i) Denison is responsible for the adequacy and accuracy of the disclosure in the Form 40-F filing; (ii) that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Denison may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address the SEC’s comments on the Form 40-F. We would be pleased to address any questions you may have on the foregoing or any further comments you may have. I can be reached at 604-377-1167.

Yours very truly,

DENISON MINES CORP.

Ron F. Hochstein

President and C.E.O.

cc:	John Coleman, SEC

Jim Anderson, Denison

Sheila Colman, Denison

Shona Smith, Troutman, Sanders LLP